FIS Brokerage & Securities Services LLC
Statement of Financial Condition
December 31, 2020
With Report of Independent Registered Public
Accounting Firm Thereon

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52614

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIS Brokerage & Securities Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2100 Enterprise Ave
(No. and Street)

Geneva	IL	60134
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

200 E Randolph Street	Chicago	IL	60601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian P. Madigan _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIS Brokerage & Securities Services LLC _____ , as of February 25th _____ , 20 21 ___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____



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OFFICIAL SEAL
AIDAN BUTLER
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES: 11/20/22
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_____
Notary Public

_____
Signature

President and CEO
_____
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIS Brokerage & Securities Services LLC
Index
December 31, 2020



KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Managers
FIS Brokerage & Securities Services LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of FIS Brokerage & Securities Services LLC (the Company) as of December 31, 2020, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2016.

Chicago, Illinois
February 25, 2021

FIS Brokerage & Securities Services LLC
Statement of Financial Condition
December 31, 2020

Assets		
Cash	$	34,918,363
Receivable from brokers and dealers		36,323,355
Furniture, equipment, software and leasehold improvements, at cost less accumulated depreciation and amortization of $16,784,877		9,100,599
Receivable from affiliates		511,667
Accounts receivable, net of allowance of $3,682		27,881,174
Deferred tax asset, net		1,798,168
Prepaid expenses and other assets		2,122,140
Total assets	$	112,655,466

Liabilities and Member's Equity		
Payable to brokers and dealers	$	1,130,674
Payable to Parent and affiliates		3,947,640
Accrued compensation and benefits		1,434,318
Accounts payable, accrued expenses and other liabilities		7,037,579
Total liabilities	$	13,550,211
Member's equity		99,105,255
Total liabilities and Member's equity	$	112,655,466

The accompanying notes are an integral part of this financial statement.

1.   Organization and Nature of Business

FIS Brokerage & Securities Services LLC (the "Company") is a registered broker-dealer in securities under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company engages in the business of providing execution services for other broker-dealers and institutional customers using a proprietary algorithmic execution system. The Company has entered into clearing agreements with multiple broker-dealers to process and clear all of the Company's securities transactions on a fully disclosed basis. The Company also provides technology solutions to institutional entities seeking electronic means to communicate trade information messaging. The Company's sole member, FIS Capital Markets US LLC ("Member"), is an indirect, wholly owned subsidiary of Fidelity National Information Services, Inc. ("FIS") ("Parent"). FIS Capital Markets US LLC receives the full allocation of net profits and losses of the Company.

2.   Summary of Significant Accounting Policies

a)   Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

b)   Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

c)   Cash

The Company maintains cash at a federally insured banking institutions. Cash on deposit with financial institutions may, at times, exceed federal insurance limits.

d)   Accounts Receivable & Reserve

Accounts receivable consists primarily of fee income, commissions, transaction fees, software license revenues and other revenues that the Company has an unconditional right to consideration for satisfied performance obligations. The Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and the Company's customers' financial condition, the amount of receivables in dispute, and the current receivables aging and current payment patterns. The Company reviews its allowance for doubtful accounts monthly. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote (see note 3).

e)   Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange determined by the year-end spot rate.

f)   Furniture, equipment, software and leasehold improvements

Furniture and fixtures are depreciated using the straight-line method over their estimated useful life of seven years.

Equipment is depreciated using the straight-line method over their estimated useful life of three to five years.

Purchased software assets are amortized using the straight-line method over their estimated useful life of five years.

Leasehold improvements are amortized using the straight-line method over the lesser of the economic life of the improvement or the term of the lease.

As of December 31, 2020, remaining unamortized fixed assets consist primarily of computer equipment and software with original estimated useful lives of three to five years (see note 12).

g)   Income taxes

Income taxes are accounted for under the asset and liability method as required in accordance with the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic ("ASC") 740, *Income Taxes* ("ASC 740"). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing deferred tax assets or liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company is included in the consolidated federal return and certain unitary state tax returns of the Parent. The Company computes its federal tax provision on a separate-company basis together with a portion of its state tax provision for certain states in which it files separately. In addition, the Company records expense allocations from the Parent for its share of state income tax expense attributable to its inclusion in the Parent's unitary state tax returns and the tax benefit on the difference between book compensation computed under FASB ASC Topic 718, *Compensation - Stock Compensation,* and compensation deductible in accordance with the tax law. These amounts and the separately computed federal tax provision described above are settled periodically with the Parent.

The Company elected to be classified as a corporation for federal income tax purposes pursuant to Treasury Regulation §301.7701-3. As such, the Company is included in the consolidated federal and certain unitary state income tax returns of the Parent as a corporation, even though its legal form is a limited liability company.

ASC 740 requires management to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement, which could result in the Company recording a tax liability. During 2020, the Company settled a previous uncertain tax position with the applicable taxing

authority (see note 5). As of December 31, 2020, the Company did not have any unrecognized tax benefits or accrued interest.

Under the tax sharing agreement between the Company and the Parent, liabilities for unrecognized tax benefits in jurisdictions where consolidated federal income tax or unitary state income tax returns are filed by the Parent are retained at the Parent company level.

Tax years after 2017 remain open for examination by the Internal Revenue Service. Tax years after 2013 remain open for examination by various state and local jurisdictions.

h) Fair value measurements

Money market mutual funds are carried at fair value based on the reported net asset value per share of the respective fund, which are Level 1 inputs pursuant to FASB ASC Topic 820, *Fair Value Measurement* ("ASC 820"). At December 31, 2020, the Company had an investment in a money market fund of $25,289,225 included in receivable from brokers and dealers on the statement of financial condition.

The Company had no Level 2 or Level 3 financial instruments at December 31, 2020. There were no transfers between Level 2 and 3 during the year ended December 31, 2020.

3. New Accounting Pronouncements

a) Financial Instruments-Credit Losses (Topic 326)

In June 2016, the FASB issued Accounting Standards Update ("ASU") No. 2016-13, *"Measurement of Credit Losses Financial Instruments*" (ASU 2016-13) that impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the life of the financial asset, recorded at inception or purchase. On January 1, 2020 the Company adopted ASU 2016-13 using the modified retrospective approach. Based upon the nature of the Company's accounts receivable, there was no variance in recognized losses between the incurred loss impairment methodology under the prior standard and the CECL methodology under this ASU.

4. Cash

At December 31, 2020, cash consists of cash in bank accounts of $34,918,363.

5. Income Taxes

As of December 31, 2020, the Company had a federal and state deferred tax asset of $1,798,168. The significant component of the net deferred tax asset relates primarily to identifiable intangible assets and goodwill. The Company believes that based on historical pattern of taxable income, projections of future income, tax planning strategies and other relevant evidence, the Company will produce sufficient income in the future to realize its deferred tax assets. A valuation allowance is established for any portion of a deferred income tax asset for which the Company believes it is more likely than not the Company will not be able to realize the benefits of all of a portion of that deferred tax asset. Adjustments to the valuation allowance will be made if there is a change in the assessment of the amount of deferred income tax asset that is realizable. The Company has concluded that it is

more likely than not that the deferred tax asset will be realized and, therefore, no valuation allowance is required as of December 31, 2020.

During 2020, the Company settled a previously uncertain tax position with the applicable taxing authority in the amount $1,112,117 which included accrued interest of $671,914. The following table reconciles the gross amounts of unrecognized tax benefit at the beginning and end of the year:

Amount of unrecognized tax benefit as of December 31, 2019	$	1,000,000
Amount of decrease as a result of tax positions taken during a prior period		(559,797)
Amount of decrease due to settlement in 2020		(440,203)
Amount of unrecognized tax benefit as of December 31, 2020	$	0

As of December 31, 2020, the Company had an income tax payable to the Parent and state and local tax authorities of $2,071,307 included in Payable to Parent and affiliates on the statement of financial condition.

6.   **Regulatory Requirements**

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness and requires the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $57,127,749, which exceeded its minimum requirement of $903,347 by $56,224,402. The Company's ratio of aggregate indebtedness to net capital was 0.24 to 1.

The Company claims exemption from SEC rule 15c3-3 under provision (k)(2)(ii) and the Company's other businesses contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. subsection 240.17a-5 are limited to receiving transaction-based compensation for providing technology or platform services.

7.   **Leases**

Effective January 1, 2019, the Company adopted ASC 842 Leases under the effective date method of transition, which resulted in the recognition of a right of use assets and lease liability with no cumulative effect adjustment to the opening balance of Member's Equity as of the date of adoption. The right of use asset balance at December 31, 2020 is $1,075,198 and the lease liability balance is $1,094,631 and are included in prepaid expenses and other assets and accounts payable, accrued expenses and other liabilities respectively on the statement of financial condition. The Company signed amendment five to the original office lease rental dated August 23, 2007 in which it entered into a 60-month extension commencing on January 1, 2018. The original lease and the subsequent amendments do not include terms for the option to extend or terminate the lease during the current lease term. Further, the lease agreement does not contain any variable lease payments, residual value guarantees, restrictions, or covenants.

The incremental borrowing rate ("IBR") for this lease was determined by comparing what the Company would have to pay to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment. The Company has calculated its IBR at 3.51% over the remaining life of the lease. The remaining cash commitment is discussed in note 8.

8. Commitments

The Company leases office space under lease agreements expiring in 2022. The lease contains a provision for rent escalation. The following table presents the maturity analysis of the Company's operating lease liability as of December 31, 2020.

2021	$	585,362
2022		597,070
	$	1,182,432

In addition, the Company reimburses affiliates for use of rental space as discussed below in note 11.

9. Contingencies

The Company in its normal course of business may enter into contracts that may require the disclosure of representations and warranties and may provide general indemnification to others. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company believes the risk of loss related to these arrangements is remote.

10. Financial Instruments with Off-Balance Sheet Risk and Market Risk

The Company clears all of its customers' securities transactions through clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing brokers, the clearing brokers have the right to charge the Company for losses that result from its customers' failure to fulfill their contractual obligations.

The Company has agreed to indemnify its clearing brokers for certain losses that the clearing brokers may sustain from the customer accounts introduced by the Company. Customer transactions generally settle two business days after the trade date. If a customer does not complete the purchase or sale transaction, subsequent market fluctuation may require the Company to sell or purchase securities at prices that may differ from the original trade price. The Company is unable to determine the maximum exposure related to this indemnification.

In addition, the Company has the right to pursue collection or performance from customers and other counterparties who do not perform under their contractual obligations.

The Company maintains deposits at a bank in excess of federally insured limits.

The ongoing COVID-19 pandemic has significantly impacted global commercial and financial activities. Its eventual impact on the global economy and markets cannot yet be determined. The significance of the pandemic, including its effect on financial and operational results, is to be dictated by, among other things, its severity, duration, and the effectiveness of the response. While the Company continues to monitor the impact of the pandemic closely, thus far, the impact has not been negative to the Company in terms of financial and operational results.

11. Related Party Transactions

At December 31, 2020, the amount payable to Parent and affiliates represent such amounts payable by the Company. The payables represent employee expenses, professional services, transaction

processing, data storage communication costs, and tax paid on behalf of the Company. Receivable from affiliates represents an allocation of services paid on behalf of the Company's affiliates.

The Company also reimburses the Parent and affiliates of the Parent for medical and dental insurance premiums, professional services and other expenses paid on its behalf.

The Company reimburses affiliates for rent paid on its behalf for certain of its New York City, Lombard, IL, Woodbury, MN, Salem, NH and Collegeville, PA offices.

The Company pays various affiliates for services for securities transaction processing, data storage consulting services and communications.

The Company also provides technology and professional services to an affiliated broker/dealer for Network access to communicate money market trade information to money market fund companies.

Refer to note 2 and note 5 for further information regarding transactions with related parties.

12. **Furniture, equipment, software and leasehold improvements**

At December 31, 2020 furniture, equipment, software and leasehold improvements included the following:

Software	$ 17,877,245
Equipment	7,683,532
Leasehold improvements	218,689
Furniture and fixtures	106,010
	25,885,476
Accumulated depreciation and amortization	(16,784,877)
	$ 9,100,599

13. **Subsequent Events**

On January 27, 2021, the Company paid cash distribution of $7,500,000 to FIS Capital Markets US LLC.

Management has evaluated all subsequent transactions and events after the date of the statement of financial condition through February 25, 2021, the date the financial statements were available to be issued and has determined that no additional items require disclosure within or adjustment to the financial statements.